Exhibit 99.1

Lytus Technologies enters the audio entertainment sector with the launch of Radio Room, India's first regional Audio OTT platform

Dubai, UAE, June 20, 2024 (GLOBE NEWSWIRE) -- Lytus Technologies Holdings PTV. Ltd. (the “Company”) (Nasdaq:LYT), a forward-thinking platform services entity with a strong track record of nurturing businesses at the forefront of technological innovation, today announced its launch of India's leading audio streaming platform – Radio Room. The launch of Radio Room significantly enhances Lytus's position in the fast-growing digital entertainment market.

Under Lytus’ leadership, Radio Room will offer an array of audio dramas that encompass a variety of genres such as classic literature, crime thrillers, romance, and children's stories, all tailored for the Indian diaspora worldwide. Radio Room is poised to become a pivotal player in the audio streaming sector, which delivers content directly over the internet to consumers ("over-the-top" or OTT), bypassing traditional distribution.

Dharmesh Pandya, CEO of Lytus, stated, "Launching Radio Room underscores our mission to leverage cutting-edge technology to enhance user experiences. We are confident that Radio Room will redefine the audio OTT landscape and transform how audiences connect with audio content. Radio Room is set to become a global leader in this burgeoning space."

Alagappan Venkatachalam, Head of Radio Room, expressed his enthusiasm, stating, “Lytus management’s strategic support, large user base, and industry expertise will enable Radio Room to fundamentally transform the audio OTT space, offering a rich tapestry of engaging content that resonates with listeners worldwide.”

Lytus plans to rapidly scale up operations of the newly launched platform, targeting four million subscribers in its first year. By leveraging Lytus' existing customer base, Radio Room is poised to accelerate its growth and extend its reach across numerous Indian regional languages, including Tamil, Telugu, Kannada, Malayalam, and Eezha Tamil. Additionally, efforts are underway to expand into other regional Indian languages such as Marathi and Bengali, as well as international languages like Spanish, Portuguese, and German.

The launch of Radio Room marks Lytus’ strategic entry into the audio OTT market, setting the stage for a transformative shift in how audiences engage with digital content. With plans to diversify into original film and television content in various Indian languages, Lytus is well-positioned to become a powerhouse in global digital entertainment.

For any inquiry and further information, please contact

Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
LYT@redchip.com

About Lytus:

Lytus is a dynamic platform services entity dedicated to driving technological evolution and empowering businesses to thrive in the digital age. Lytus build and invest in businesses that are committed to addressing the world's most pressing challenges with unmatched creativity and determination, enhancing human experiences through the deployment of technology.

Leveraging its ever-growing captive base of 4 million customers/subscribers, we continuously innovate and roll out new sets of value-added services and products. This existing customer base serves as a solid foundation upon which we continue to build, ensuring our offerings remain aligned with the evolving needs of our clients. With a focus on innovation and customer-centric solutions, Lytus continues to lead the way in delivering transformative technology services.

Note to Editors: Additional assets, including high-resolution images and detailed information, are available upon request. For interview requests or further details, please contact our press liaison [insert contact information].

Forward-Looking Statements

Certain statements made in this release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements, including but not limited to that the Company will be able to maintain its listing on The Nasdaq Stock Market, are not a guarantee of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.